

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

July 9, 2009

Mr. Michael Goldberg
Acting Chief Executive Officer
IDO Security, Inc.
17 State Street
New York, NY 10004

Re: IDO Security, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 15, 2008
File No. 0-51170

Dear Mr. Goldberg:

We have completed our review of your Form 10-KSB and related filings and have
no further comments at this time.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: David Aboudi, Esq.
Aboudi & Brounstein, Israel Law Firm
Via Facsimile 972-9-764-4834